Exhibit 21.1

CornerWorld Corporation

&

Subsidiaries

Those entities, which are indented, represent subsidiaries of the entity under which they are indented.

Name of Company	Jurisdiction of Formation
CornerWorld Corporation	Nevada
A. Woodland Holdings Corp.	Delaware
1. West Michigan Co-Location Services, LLC	Michigan
2. Woodland Wireless Solutions, Ltd.	Michigan
a. S Squared, LLC	Illinois
3. T2 TV, LLC	Michigan
4. T2 Communications, LLC	Michigan
3. Phone Services and More, LLC DBA Visitatel, LLC	Michigan
B. CornerWorld, Inc.	Delaware
C. Enversa Companies LLC	Texas
1. Gulf Media Solutions, LLC	Delaware
2. Tiny Dial, LLC	Delaware
3. Bascomb and Richards, LLC	Delaware
4. Lantana Direct, LLC	Delaware
5. The Leadstream, LLC	Delaware
6. Digital360, LLC	Nevada
7. VastCast, LLC	Nevada
8. Aventura Media Solutions, LLC	Florida